Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268622

CRESCENT PRIVATE CREDIT INCOME CORP.

SUPPLEMENT NO. 3 DATED DECEMBER 8, 2023

TO THE PROSPECTUS DATED SEPTEMBER 29, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Crescent Private Credit Income Corp. (the “Fund”), dated September 29, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose (i) the Fund entering into the Loan and Security Agreement (the “JPM Funding Facility”), dated as of December 8, 2023, as servicer, with CPCI Funding SPV, LLC, a wholly owned subsidiary of the Fund (the “Borrower”), as borrower, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association as administrative agent; and (ii) the Fund entering into the Sale and Contribution Agreement (the “Contribution Agreement,” and together with the JPM Funding Facility, the “Borrower Agreements”), dated as of December 9, 2023, among the Fund, as seller, and the Borrower, as purchaser.

JPM Funding Facility and Contribution Agreement

On December 8, 2023, the Fund entered into the JPM Funding Facility with the Borrower, as borrower, the Fund, as servicer, the lenders from time to time parties thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association as administrative agent, that provides a secured credit facility of $150 million with a reinvestment period ending December 8, 2026 and a final maturity date of December 8, 2028. The JPM Funding Facility also provides for a feature that allows the Borrower, under certain circumstances, to increase the overall size of the JPM Funding Facility to a maximum of $500 million. In addition, on December 8, 2023, the Fund, as seller, and the Borrower, as purchaser, entered into the Contribution Agreement, pursuant to which the Fund will sell or contribute to the Borrower certain originated or acquired loans and other corporate debt securities and related assets (collectively, the “Loans”) from time to time.

The obligations of the Borrower under the JPM Funding Facility are secured by substantially all assets held by the Borrower, including the Loans. The interest rate charged on the JPM Funding Facility is based on an applicable benchmark (Term SOFR or other applicable benchmark based on the currency of the borrowing) plus a margin of 2.60% (or 2.7193% in the case of borrowings in British Pounds), subject to increase from time to time pursuant to the terms of the JPM Funding Facility. In addition, the Borrower will pay, among other fees, an administrative agency fee on the facility commitment and a commitment fee on the undrawn balance. Under the JPM Funding Facility, the Fund and the Borrower, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. The JPM Funding Facility includes usual and customary events of default for such facilities of this nature.

Proceeds from the JPM Funding Facility must be used for the purposes permitted in the JPM Funding Facility, including purchasing the Loans or other portfolio investments or, subject to the satisfaction of certain conditions, for general corporate purposes, which includes payment of dividends or distributions by the Borrower to the Fund.

Borrowings under the JPM Funding Facility are subject to the Borrower Agreements’ various covenants and leverage restrictions contained in the Investment Company Act of 1940, as amended.

The descriptions above are only a summary of the material provisions of the JPM Funding Facility and the Contribution Agreement, and are qualified in their entirety by reference to a copy of (i) the JPM Funding Facility and (ii) the Contribution Agreement, each of which are filed as Exhibits to our Registration Statement on Form N-2 (File No. 333-268622) declared effective by the Securities and Exchange Commission on September 29, 2023, as amended and supplemented.

Please retain this Supplement with your Prospectus.